Exhibit 99.5

Ayr Wellness Closes Acquisition for Parma Wellness Center, LLC Management

Ohio Becomes Sixth State in Company’s Footprint

Toronto, Ontario, March 30, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr,” “Ayr Wellness,” “we,” “us,” “our,” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today announced it has closed on the purchase of 100% of the membership interests of the management company of Parma Wellness Center, LLC (Ohio) and associated real estate.

Total purchase consideration of US$17 million in cash will be allocated as $13 million for the management company interests and $4 million for real estate. The Company expects to spend $20 million in capital expenditures to complete construction of the facility and anticipates it will be operational in the first quarter of 2022.

Parma holds a provisional level 1 medical marijuana cultivator license in Ohio, with initial construction plans for 25,000 ft2 of canopy inside a 58,000 ft2 building. Following the closing and completion of the initial phase of the level 1 cultivation facility build-out, Ohio law provides Ayr flexibility to further expand canopy space subject to the approval of the Ohio Department of Commerce.

“We are thrilled to be entering the Ohio market at an early stage in its development. The Ohio medical program is expanding, and we are now the management company for one of only 19 level 1 cultivation licenses – the largest canopy license in the state – to serve a population of close to 12 million. We look forward to bringing Ayr’s high quality cannabis products to the medical cannabis patients of Ohio,” said Jonathan Sandelman, CEO of Ayr Wellness.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; the completion and success of our new Ohio cultivation facility; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, that its new Ohio cultivation facility will be completed on time and on budget and will be successful, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete all pending acquisitions in or enter into agreements with respect to other acquisitions.

Assumptions

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for December 31, 2020. For more information about the Company, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com. As well, we remind you that adjusted EBITDA is a non-IFRS measure. Additional reconciliations and other disclosures concerning non-IFRS measures is provided in our MD&A for the year ended December 31, 2020.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com